PACIFICNET INC.
23/F Tower A, Timecourt, No. 6 Shuguang Xili
Chaoyang District
Beijing, China 100028

January 23, 2008

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	PacificNet Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed May 11, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007
File No. 000-24985

Dear Mr. Spirgel:

PacificNet Inc. (the “Company”) is  submitting this correspondence via the EDGAR system in response to a comment letter originally issued by the staff (the “Staff”) Securities and Exchange Commission ("SEC") on September 5, 2007.  As discussed with Ms. Kenya Wright Gumbs, the Company had not received the comment letter that was initially sent, and is now responding to based on the copy that was sent via facsimile to our legal counsel, Loeb & Loeb LLP on December 28, 2007.

In connection with that comment letter, the Staff  asked that we amend certain filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

Form 10- K for the Fiscal Year Ended December 31, 2006

Convertible Debentures, page F-12

1. We note your response to comment 7. We continue to believe that because any adjustment to the conversion price under Section 5 of the convertible debenture agreement is within the company’s control, the provision does not result in the debentures being convertible into an indeterminate number of shares. Further, based on paragraphs 1 and 8 of FSP EITF and 8 of FSP EITF 00-19-2, we believe the registration rights agreement should be separately measured and recognized in accordance with SFAS 5. Please revise or advise us in detail.

Response:
In response to the Staff’s comment, we would like to clarify that the Company never recorded the derivative liability on embedded conversion feature on convertible debenture. The disclosure on page F-13 is incorrect as it only relates to warrant liability. The Company will revise the disclosure in an amendment to the Annual Report on Form 10-K to properly disclose the warrant liability.

We have accounted for the warrant liability as per the following:

Current Accounting and Disclosure Issues in the Division of Corporation Finance November 30, 2006  (from SEC website  -http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf)

Page # 32 states,

“While all of the criteria in paragraphs 7-32 should be analyzed, the most common reasons for a conclusion to account for warrants as liabilities are:

1. the warrants could be required to be settled in cash if certain events occurred, such as delisting from the registrant’s primary stock exchange or in the event of a change of control; and

2. the registrant elected an accounting policy for the registration rights agreement that considered the registration rights agreement and the warrant together as a unit and the registration rights agreement could require significant liquidated damages be paid to the holder of the instrument in the event the issuer fails to register the underlying shares under a preset timeframe, or in some cases, where the issuer fails to maintain an effective registration statement with a current prospectus for a preset time period. The liquidated damages usually are expressed as a percentage of the original amount invested by the holder and may or may not be capped at a certain maximum percentage.“

In addition the Company also considered your guidance on FSP EITF 00-19-2,but since this is applicable for fiscal year beginning after December 15, 2006, the Company continued its treatment for recording warrant liability as per 2 above as at December 31, 2006. Since the convertible debenture is outstanding at the beginning of the period of adoption (January 1, 2007) of FSP EITF 00-19-2, the Company continued its original treatment of recording warrant liability during the year 2007.

The Company considered your guidance on paragraphs 1 and 8 of FSP EITF and 8 of FSP EITF 00-19-2, on the registration rights agreement and would like to clarify that the Company measured and recognized ‘Liquidated Damages’on suspension of use of registration statement as a ‘Probable event of default’under the registration rights agreement separately in accordance with SFAS 5. Please refer page F-13 and F-14.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

10. Other Currant Assets, page 18

2. We note that at June 30, 2007 almost 19% of total assets arc loans to employees. Please provide detailed disclosure of the nature and terms of these loans. In this regard, we note that these loans have been classified as current, please disclose the payment terms and tell us the amount of cash you have collected to date. Also explain to us your consideration of the guidance in SAB Topics 4: E and 4: G when concluding that it was appropriate to report the loans as current assets.

Response:

In response to the Staff’s comment, the Company intends to update the disclosure to disclose the nature and terms of these loans.  The Company would like to clarify that the loans to employees comprised of advances to the management of the subsidiaries for their day to day operations and cover expenses for subsidiaries. The management staff pays the subsidiary’s bills and periodically submits the expense report. The advances are adjusted against the expenses incurred during the period. Therefore, there are no collections on these advances as the amount is adjusted once the Company receives invoices.

The Company intends to follow your guidance on SAB Topic 4:E and reclassify loan to employees as a separate line item on the balance sheet in an amendment to the Form 10-Q filed on December 17, 2007.

The Company has also considered your guidance on SAB Topic 4:G and would like clarify that as these loans are actual advances and are not in the nature of promise to contribute or subscription receivable therefore their current classification is correct.

12. Net Assets Held for Disposition, page 19

3. We note that the vast majority of assets held for disposition at your last balance sheet date were sold during the quarter. Based on the statement of cash flows, it doesn't appear that a significant amount of cash was collected; however it is unclear where receivables related to the dispositions are reflected in your balance sheet. Please clarify for us how these dispositions are reflected in your June 30, 2007 financial statements. Also, explain to us your consideration of the guidance in SAB Topic 5:E.

Response:
In response to Staff’s comment, the Company would like clarify that the vast majority (approx. $11M) of the total net assets held for disposal of $12.6M, as per the FY2006 10-K filed on May 11, 2007, was related to the outgoing subsidiary - Guangzhou 3G (“G3G”).  In the 1stquarter 10-Q of FY2007 filed on May 31, 2007, the Company continued to carry a total of $10M of G3G on its balance sheet as net assets held for disposal.  G3G was disposed during the 2nd quarter of FY2007, filed on August 21, 2007, hence, the carrying cost of G3G was brought down to zero in the 10-Q of that quarter.

The original filings of FY2006 10-K filed on May 11, 2007 and FY2007Q1 10-Q filed on May 31, 2007 had used the balance sheet date of G3G net assets for presentation purposes, instead of historical cost plus income accrual ($6.7M), which led to overstatements of “net assets held for disposition”and “minority interests”.  Such error has been corrected in the restatements subsequently filed with SEC.  Please see the said accounts contained in FY2006 10-K/A of November 14, 2007 and FY2007Q1 10Q/A of December 11, 2007.

The Company has considered guidance in SAB Topic 5:E and based on its evaluation, concluded that absent any explicit closing conditions contained in the said agreement, the disposal was completed upon title transfer and neither there is any continuing involvement of the Company nor the Company is responsible on any contracts, guarantees or debts.

4. With respect to each asset sale described in Note 12, disclose if you recognized a gain or loss on the Sale and, if applicable, where you reported it in your income statement. If you recognized any gains on the asset sales, explain to us your basis for doing so in view of the guidance in SAB Topic 5:U.

Response:

In response to the Staff’s comment, the Company would like to explain that there was no gain or loss on disposition of GZ3G recognized in the original filing as the expected loss had already been written down as part of the goodwill impairment at the end of the year ended December 31, 2006.  Reference is made to page F-10 and F-36 of the 10-K filed on May 10, 2007.  For ease of reference, relevant sections of the aforementioned 10-K has been reproduced below:

Guangzhou 3G Information Technology Co. Ltd. (“GZ3G”) (Page F-36)

On April 30, 2007, the Company entered into a definitive agreement with HeySpace International Limited to sell PacificNet’s 51% equity ownership of GZ3G group of companies for a consideration of $6 million. Accordingly, GZ3G has been classified as Asset Held for Disposition in 2006. Approximately $2.1 million in goodwill being carried on the Company’s books had been written down to level the Company’s total carrying cost of GZ3G to the intended disposition value.

During the year ended December 31, 2006 and 2005 the Company impaired goodwill as follows: (Page F-10)

(USD000s)	2006	2005
Linkhead (discontinued)	$4,295	$-
Clickcom (discontinue)	391	-
G3G (assets held for disposal)	2,135	-
Total	$6,821	$-

As part of its restatement of financial statements for the years ended December 31, 2005 and 2004 the Company revalued GZ3G goodwill, as a result the carrying cost of GZ3G has been restated to $6.97M at June 30, 2007 as per FY2007Q2 10Q/A filed on December 17, 2007. The Company recorded a loss of $970k for the quarter ended June 30, 2007.

The Company considered guidance in SAB Topics 5:U and based on its evaluation,concluded that all consideration receivable was in cash and not in stock and except for the consideration receivable on sale of GZ3G of $6 million all other consideration was immaterial totaling $5,580. In addition, as mentioned above, absent any explicit closing conditions contained in the said agreement, the disposal was completed upon title transfer and there is neither any continuing involvement of the Company, nor is the Company responsible on any contracts, guarantees or debts.

The Company would also like to clarify that it recorded a loss of $970k for the quarter ended June 30, 2007 on disposition of GZ3G as per FY2007Q2 10Q/A filed on December 17, 2007.

Item 4  Controls and Procedures- n e 33

5. We note your response to comment 9. The controls and procedures disclosure in your recent Form 10-Q does not appear to provide a clear effectiveness conclusion as of the end of the period covered by the report. Pleases revise your disclosure to comply with Item 3 _07 of Regulation S-K.

Response:
In response to the Staff’s comment, the Company will amend its disclosure to clearly state its conclusion regarding effectiveness of controls and procedures for the period covered by the report.

If you have any further questions, please feel free to contact Daniel Lui, our Chief Financial Officer at 888-866-1754 or me at 888-866-1758.

Sincerely,

PacificNet Inc.

By:  /s/ Victor Tong
Name:   Victor Tong
Title:     President